Exhibit 99.1

Silver Elephant Announces Private Placement Offering

of Up To 10,000,000 Common Shares

for Gross Proceeds of Up To $3,750,000

Vancouver, British Columbia, February 1, 2021 – Silver Elephant Mining Corp. (“Silver Elephant” or the “Company”) (TSX: ELEF, OTCQX:SILEF, Frankfurt:1P2N) announces that, subject to the approval of the Toronto Stock Exchange (the “TSX”), it proposes to undertake a non-brokered private placement (the “Placement”) of up to 10 million common shares of the Company (the “Shares”) at a price of $0.375 per Share to raise aggregate gross proceeds of up to $3,750,000.

The Shares will be subject to a hold period of four months plus one day from the date of issue.

Closing of the Placement is expected to occur on or about February 8, 2021.

The Company may pay finder’s fees in cash or Shares, in certain instances in connection with the Placement and in accordance with the policies of the TSX.

Proceeds of the Placement are expected to be used for exploration, working capital and general corporate purposes which may include project evaluations and acquisitions.

The Placement and payment of any finder’s fees are subject to the approval of the TSX and other customary closing conditions.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Silver Elephant

Silver Elephant Mining Corp. is a premier mining and exploration company of energy metals.

Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

“John Lee”

Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:
+1.604.569.3661 ext. 101
ir@silverelef.com www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Silver Elephant’s future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Silver Elephant’s forward-looking statements. Silver Elephant believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although Silver Elephant has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Silver Elephant undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.